Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 13, 2000





                                   DOUG MORRIS

                                  Chairman and
                             Chief Executive Officer
                              Universal Music Group


                                                        [VIVENDI UNIVERSAL LOGO]

                           IMPORTANT LEGAL DISCLAIMER

- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


                                                        [VIVENDI UNIVERSAL LOGO]

                                 RECENT RESULTS

                        Fiscal Year Ending June 30,2000

                                              (US $ Millions)
Revenue:    North America                          $2,512
            Europe                                  2,416
            Rest of the World                       1,032
            Publishing                                276
                                                   ------
                                                    6,236
EBITDA                                              1,018
Margin                                                 16%


                                                        [VIVENDI UNIVERSAL LOGO]

                                    CASH FLOW

                               (Fiscal Year 2000)

                                                                    ($MM)
                                                                    -----
      EBITDA                                                        1018
         Gross Artist Investment  (640)
         Recoupments               680                                40
                                  ----
      Capital Expenditures
        & Working Capital                                            317
                                                                    ----
      Cash Flow From Operation*                                      741

*  Before e-business Investment and Acquisition Costs


                                                        [VIVENDI UNIVERSAL LOGO]

                                  UMG PORTRAIT
                         Global Market Share (CY 1999)

     Universal                            21.8%
     Sony                                 17.3%
     EMI                                  13.5%
     Warner                               11.7%
     BMG                                  11.7%
     All Other                            24.0%

Source: IFPI, MBI, Internal Market Research, Local Industry Association Chapter


                                                        [VIVENDI UNIVERSAL LOGO]

                                  UMG PORTRAIT

- Active in 63 countries
- 12,000 employees
- Music Publishing
- Record Clubs (Britannia, Dial)
- 800 Million annual CD manufacturing capacity
- e-business investments include; Jimmy & Doug's FarmClub, GetMusic, bluematter (direct download), Subscription


                                                        [VIVENDI UNIVERSAL LOGO]

                                    CATALOG


- Strong catalogs deliver 40-50% margins

- Current hits = Tomorrow's catalog


                                                        [VIVENDI UNIVERSAL LOGO]

                               U.S. MARKET SHARE
                                 (Year-to-Date)

     Universal                                                          28.77%
     BMG                                                                19.73%
     Sony                                                               16.06%
     Warner                                                             14.57%
     EMI                                                                7.65%

Source: SoundScan


                                                        [VIVENDI UNIVERSAL LOGO]

                               IN A DIGITAL WORLD

Record label functions will not go away

- Discovering artists

- Financing artist acquisition and recording

- Manufacturing & Distribution

- Sales/Traditional retail

- Marketing, Promotion, Publicity


                                                        [VIVENDI UNIVERSAL LOGO]

                               IN A DIGITAL WORLD

Record label functions will be enhanced

- Direct interactive marketing

- Content management & storage

- Network infrastructure

- Consumer aggregation


                                                        [VIVENDI UNIVERSAL LOGO]

                          HIP-HOP AND ROCK/RAP ARTISTS

           (units in Millions)

             Artist                    Album 1                  Album 2                   Album 3                  Album 4
             Jay-Z                       1.2                      5.1                      3.0

              DMX                        4.3                      3.3                      4.6

              Limp
             Bizkit                      3.0                      8.0                      4.5
                                                                                     (units shipped)

            LL Cool J                    2.4                      1.4                      1.2                      1.2
            (Last 4                                                                                                (YTD)
            Albums)


                                                        [VIVENDI UNIVERSAL LOGO]

                               ESTABLISHED ARTISTS

Last Five Albums (Units in Millions)

      Artist            Album 1           Album 2           Album 3            Album 4         Album 5
     Bon Jovi             7.0               10.3              15.2               6.4            5.6 (YTD)

      Sting               3.8                6.6               7.7               3.6            5.8

       U2                 5.3                8.3               5.0               5.3           11.1

    George Strait         2.5                2.3               1.8               1.3            1.0 (YTD)


                                                        [VIVENDI UNIVERSAL LOGO]

                               WORLD MUSIC MARKET


                           1988          1990           1994          1995         1996        1997       1998          1999
Combined Majors            69.8          73.6           73.8          72.1         72.8        74.5       75.9          76.0
Combined Indies            30.2          26.4           26.2          27.9         27.2        25.5       24.1          24.0


Source: IFPI, MBI, Internal Market Research, Local Industry Association Chapters


                                                        [VIVENDI UNIVERSAL LOGO]

                                [UNIVERSAL LOGO]

                             UNIVERSAL MUSIC GROUP

                                                        [VIVENDI UNIVERSAL LOGO]